EXHIBIT 99.1

Midroog places Bezeq Aa1 rating on Watch List
with Negative implications

Tel Aviv, Israel – January 2, 2011 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that the Company received notice from Midroog that it has placed the credit rating of Bezeq's Series 4 and 5 debentures (Aa1, Stable) on Watch List with negative implications, following the Company’s announcement on December 30, 2010 regarding a capital distribution to shareholders not in compliance with the “earnings test” ("capital reduction"), in the scope of NIS 3 billion during 2011-2013, which is subject to the approvals of the general meeting and the Court.